UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2016

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  ☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On November 28, 2016, the Company completed the bought deal financing for the issuance of 7,124,430 units of the Company (the "Units") at the price of US$1.57 per Unit for aggregate gross proceeds of US $11,185,355.10 in Canada and the United States of America. Each Unit consisted of one (1) common share of the Company (the “Common Shares”) and one-half (1/2) of one common share purchase warrant (the “Warrants”). Each whole Warrant is exercisable to purchase one (1) additional Common Share at an exercise price of US$2.00, subject to adjustment, until November 28, 2019.

Attached, as an exhibit, is the Warrant Indenture.

Exhibit Number	Description of Exhibit

99.1	Warrant Indenture

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: November 29, 2016	By:	/s/ Dorothy Chin
Dorothy Chin
Corporate Secretary

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